Exhibit 99.1

Opera Limited to Hold 2019 Annual General Meeting on December 12, 2019

OSLO, Norway, November 8, 2019 - Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, today announced that it will hold its 2019 Annual General Meeting of shareholders (“AGM”) on December 12, 2019, at 10:00 am (local time), at the company’s offices in Wroclaw, Poland. The record date is November 12, 2019.

No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs. A copy of the notice of the AGM is available at https://investor.opera.com/

About Opera

Opera is a leading global internet brand with an engaged and growing base of over 350 million average monthly active users. Building on over 20 years of innovation, starting with our browser products, we are increasingly leveraging our brand as well as our massive and highly active user base in order to expand our offerings and our business. Today, we offer users across Europe, Africa and Asia a range of products and services that include our PC and mobile browsers as well as our AI-powered news reader Opera News and our app-based microfinance solutions.

For more information, please visit https://investor.opera.com/

Safe Harbor Statement

This announcement contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date hereof, and Opera undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Opera believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in Opera’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For investor inquiries, please contact:

Derrick Nueman
Phone: +1 (408) 596-3055
Email: investor-relations@opera.com

For media inquiries, please contact:

Email: press-team@opera.com